P.E. 2/13/02

02014578

# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 13 2002 WASH. D.C. 316 PROCESSING SECTION

Thomson multimedia

46 quai A. Le Gallo
92648 Boulogne Cedex

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

(If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82- ________)

PROCESSED
FEB 20 2002
THOMSON FINANCIAL

P

Enclosure :

1. Thomson – NEC plasma Cooperation

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Thomson multimedia S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : February 4, 2002

THOMSON MULTIMEDIA S.A.

By : **Frank E. Dangeard**
Senior Executive Vice President

**THOMSON** MULTI MEDIA

Press Release / Communiqué de presse

## Thomson – NEC plasma Cooperation

Paris, January 30, 2002. Thomson multimedia has been informed by NEC Corporation that, after taking into account the changed environment, relating notably to its Kagoshima (Japan) site, NEC believed that it was not in a position to move to the industrial stage of its PDP cooperation with Thomson, as projected in the MOU signed in March 2001. NEC has confirmed today this position to Thomson. This stage would have resulted in Thomson purchasing 50% of the Kagoshima PDP assets in January 2002. Thomson strategy in PDP and the development of its plasma product range are unchanged. Thomson and NEC are now engaged in discussions concerning a new relationship in the PDP field. Moreover, all other cooperations (ICs, Recordable-DVD, optical pick-up, etc.) with NEC, as strategic partner of Thomson multimedia, remain in place.

## Coopération Thomson – NEC dans le Plasma

Paris, le 30 janvier 2002. Thomson multimedia a été informé par NEC Corporation, qu'en raison de l'évolution de l'environnement, en particulier sur son site de Kagoshima (Japon), NEC pensait ne pas être mesure de pouvoir mettre en œuvre la phase industrielle de la coopération dans les écrans plasmas prévue dans l'accord préliminaire signé avec Thomson en mars 2001. NEC a confirmé aujourd'hui à Thomson cette position. Cette étape prévoyait une reprise de 50% des actifs de ce site de production d'écrans plasma par Thomson en janvier 2002. La stratégie et les développements produits de Thomson dans le domaine des écrans plasma demeurent inchangés. Thomson et NEC ont engagé des discussions concernant une nouvelle coopération dans le domaine du plasma. Par ailleurs, l'ensemble des autres coopérations (composants, DVD enregistrable, lecteurs optiques etc.) avec NEC, partenaire stratégique de Thomson multimedia, se poursuit normalement.

A propos de Thomson multimedia

Avec des ventes de 9,1 milliards d'euros (8,3 milliards U.S.$) en 2000 et 73.000 employés dans plus de 30 pays, Thomson multimedia (Euroclear : 18453) (NYSE : TMS) offre une large gamme de technologies, systèmes, produits finis et services dans le domaine de l'image vidéo, pour le grand public et les professionnels de l'industrie des médias. Au cœur de la transition numérique, le groupe se développe autour de cinq divisions principales: Solutions pour Médias Numériques, Ecrans et Composants, Produits Grand Public, Nouveaux Médias et Services, Brevets et Licences. Thomson multimedia distribue ses produits et services principalement sous les marques THOMSON, RCA et TECHNICOLOR. Pour plus d'information, visitez le site Internet Thomson multimedia : http://www.thomson-multimedia.com

Relations Presse
Marc Meyer Tel: 331.41.86.5003 meyerm@thmulti.Com
Relations Investisseurs
Stéphane Rougeot Tel: 331.41.86.5297 rougeots@thmulti.com

About Thomson multimedia

With sales of 9.1 billion Euros (U.S. $ 8.3 billion) in 2000 and 73,000 employees in more than 30 countries, Thomson multimedia (Paris Euroclear: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

Press Relations
Marc Meyer Tel: 331.41.86.5003 meyerm@thmulti.Com
Investor Relations
Stéphane Rougeot Tel: 331.41.86.5297 rougeots@thmulti.com